Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 2, 2024

Via EDGAR Filing

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2395

Convertible & Income Portfolio of Funds, Series 41

File Nos. 333-277258 and 811-03763

Dear Ms. Vroman-Lee:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2395, filed on February 22, 2024, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 41 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategies

1. We note that the potential for capital appreciation is a part of the investment objective of the trust, however, there is no mention of this in the principal investment strategies. Please consider including how the trust intends to achieve this investment objective.

Response: In response to this comment, the fifth paragraph under the “Principal Investment Strategy” section will be revised to state: “Guggenheim Funds, through proprietary research and strategic alliances, will strive to select Closed-End Funds and ETFs featuring the potential for current income, the potential for capital appreciation, diversification and overall liquidity.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren